                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K

  X      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
-----    OF 1934 (FEE REQUIRED)

                 For the Fiscal Year ending December  31, 1998

                                      OR

         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
-----    EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


                        Commission File Number 0-22650

             PETROCORP INCORPORATED 401(K) RETIREMENT SAVINGS PLAN
                           (Full title of the plan)



                            PETROCORP INCORPORATED
                         16800 Greenspoint Park Drive
                            Suite 300, North Atrium
                           Houston, Texas 77060-2391
                    (Name of Issuer of the Securities Held
       Pursuant to the Plan and Address of Principal Executive Offices)


      Registrant's Telephone Number, Including Area Code: (281) 875-2500

                            PETROCORP INCORPORATED
                        401(K) RETIREMENT SAVINGS PLAN



                               TABLE OF CONTENTS
                               -----------------




                                                                                      PAGE NO.
                                                                                    ------------
REPORT OF INDEPENDENT ACCOUNTANTS (Not required -- see Note 2.)

FINANCIAL STATEMENTS:

Statement of Net Assets Available for Benefits with Fund Information as of
 December 31, 1998 and 1997                                                                    2

Statement of Changes in Net Assets Available for Benefits with Fund Information
 for the years ended December 31, 1998 and 1997                                                3

Notes to Financial Statements                                                                  4


SUPPLEMENTAL SCHEDULES:

Item 27a - Schedule of Assets Held for Investment (Not required -- see Note 2.)

Item 27d - Schedule of Reportable Transactions (Not required -- see Note 2.)


SIGNATURES                                                                                     9

PetroCorp Incorporated 401(k) Retirement Savings Plan
Statement of Net Assets Available for Benefits with Fund Information
(Unaudited)


                                                                                   December 31, 1998
                                              ----------------------------------------------------------------------------
                                                                                       Assets
                                              ----------------------------------------------------------------------------
                                                                      Investments, at fair value
                                              ----------------------------------------------------------------------------
                                                   Pooled                              Participant
                                                  separate             Common             notes
                                                  accounts              stock           receivable              Total
                                              ------------------   ----------------  -----------------  ------------------
Principal Investments:
     Guaranteed Interest Accounts             $      -            $        -        $        -             $           -
     Money Market Account                         124,532                  -                 -                   124,532
     Government Securities Account                255,653                  -                 -                   255,653
     Bond & Mortgage Account                      101,513                  -                 -                   101,513
     Bond Emphasis Balanced Account                55,191                  -                 -                    55,191
     Stock Emphasis Balanced Account              141,783                  -                 -                   141,783
     Stock Index 500 Account                      365,444                  -                 -                   365,444
     U.S. Stock Account                           321,043                  -                 -                   321,043
     Medium Company Value Account                 237,234                  -                 -                   237,234
     Small Company Blend Account                  399,349                  -                 -                   399,349
     Medium Company Blend Account                 201,303                  -                 -                   201,303
     International Stock Account                  224,063                  -                 -                   224,063
     Real Estate Account                            9,759                  -                 -                     9,759
Company Stock                                        -                  384,857              -                   384,857
Participant Notes                                    -                     -               53,798                 53,798
                                              ===========         =============     =============          =============
                                              $ 2,436,867         $    384,857      $      53,798          $   2,875,522
                                              ===========         =============     =============          =============

                                                                           December 31, 1998
                                   --------------------------------------------------------------------------------------------
                                                            Assets
                                   -------------------------------------------------------
                                      Guaranteed
                                      investment                                                                Net assets
                                     contract, at                                                              available for
                                    contract value         Cash               Total          Liabilities         benefits
                                    ----------------  ---------------   ------------------  ---------------  ------------------
Principal Investments:
     Guaranteed Interest Accounts    $ 100,775      $       -         $         100,775   $       -        $         100,775
     Money Market Account                 -                 -                   124,532           -                  124,532
     Government Securities Account        -                 -                   255,653           -                  255,653
     Bond & Mortgage Account              -                 -                   101,513           -                  101,513
     Bond Emphasis Balanced Account       -                 -                    55,191           -                   55,191
     Stock Emphasis Balanced Account      -                 -                   141,783           -                  141,783
     Stock Index 500 Account              -                 -                   365,444           -                  365,444
     U.S. Stock Account                   -                 -                   321,043           -                  321,043
     Medium Company Value Account         -                 -                   237,234           -                  237,234
     Small Company Blend Account          -                 -                   399,349           -                  399,349
     Medium Company Blend Account         -                 -                   201,303           -                  201,303
     International Stock Account          -                 -                   224,063           -                  224,063
     Real Estate Account                  -                 -                     9,759           -                    9,759
Company Stock                             -                 -                   384,857           -                  384,857
Participant Notes                         -                 -                    53,798           -                   53,798
                                      =========     ===============   ==================  ===============  ==================
                                     $ 100,775      $       -         $       2,976,297   $       -        $       2,976,297
                                      =========     ===============   ==================  ===============  ==================


                                                                                  December 31, 1997
                                              -------------------------------------------------------------------------------------
                                                                                     Assets
                                              -------------------------------------------------------------------------------------
                                                                      Investments, at fair value
                                              ----------------------------------------------------------------------------
                                                   Pooled                              Participant
                                                  separate             Common             notes
                                                  accounts              stock           receivable              Total
                                              ------------------   ----------------  -----------------  ------------------

Principal Investments:
     Guaranteed Interest Accounts             $    -                $        -        $        -         $          -
     Money Market Account                          107,100                   -                 -              107,100
     Government Securities Account                 170,099                   -                 -              170,099
     Bond & Mortgage Account                        96,881                   -                 -               96,881
     Bond Emphasis Balanced Account                 54,176                   -                 -               54,176
     Stock Emphasis Balanced Account               152,622                   -                 -              152,622
     Stock Index 500 Account                       154,307                   -                 -              154,307
     U.S. Stock Account                            270,414                   -                 -              270,414
     Medium Company Value Account                  221,691                   -                 -              221,691
     Small Company Blend Account                   489,427                   -                 -              489,427
     Medium Company Blend Account                  154,028                   -                 -              154,028
     International Stock Account                   197,150                   -                 -              197,150
     Real Estate Account                             3,635                   -                 -                3,635
Company Stock                                      -                        490,751            -              490,751
Participant Notes                                  -                         -                  60,500         60,500
                                              =============         ================  =================  =============
                                              $  2,071,530          $       490,751   $         60,500   $  2,622,781
                                              =============         ================  =================  =============



                                                                             December 31, 1997
                                    ------------------------------------------------------------------------------------------------
                                                             Assets
                                    -------------------------------------------------------
                                       Guaranteed
                                       investment                                                                Net assets
                                      contract, at                                                              available for
                                     contract value         Cash               Total          Liabilities         benefits
                                     ----------------  ---------------   ------------------  ---------------  ------------------

Principal Investments:
     Guaranteed Interest Accounts      $   137,258    $        -        $        137,258   $         -          $       137,258
     Money Market Account                     -                -                 107,100             -                  107,100
     Government Securities Account            -                -                 170,099             -                  170,099
     Bond & Mortgage Account                  -                -                  96,881             -                   96,881
     Bond Emphasis Balanced Account           -                -                  54,176             -                   54,176
     Stock Emphasis Balanced Account          -                -                 152,622             -                  152,622
     Stock Index 500 Account                  -                -                 154,307             -                  154,307
     U.S. Stock Account                       -                -                 270,414             -                  270,414
     Medium Company Value Account             -                -                 221,691             -                  221,691
     Small Company Blend Account              -                -                 489,427             -                  489,427
     Medium Company Blend Account             -                -                 154,028             -                  154,028
     International Stock Account              -                -                 197,150             -                  197,150
     Real Estate Account                      -                -                   3,635             -                    3,635
Company Stock                                 -                -                 490,751             -                  490,751
Participant Notes                             -                -                  60,500             -                   60,500
                                       ============   ================  =================  ==================   ================
                                       $   137,258    $        -        $      2,760,039   $         -          $     2,760,039
                                       ============   ================  =================  ==================   ================

                            The accompanying notes are an integral part of these financial statements.
                                                                 2

PetroCorp Incorporated 401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits with Fund Information (Unaudited)

                                                                            Year ended December 31, 1998
                                             -------------------------------------------------------------------------------------
                                                                                    Additions
                                             -------------------------------------------------------------------------------------
                                                             Investment income
                                             ---------------------------------------------------
                                                            Net appreciation
                                                             (depreciation)
                                                            in fair value of                                  Contributions
                                                               investments                        --------------------------------
                                               Interest         (Note 3)             Total           Employer       Participants
                                             -------------  ------------------   ---------------  ---------------  ---------------
Principal Investments:
     Guaranteed Interest Accounts            $      6,559   $               -    $        6,559   $        5,001   $        8,930
     Money Market Account                            -                  5,060             5,060              342            2,116
     Government Securities Account                   -                 15,794            15,794            3,365            7,634
     Bond & Mortgage Account                         -                  7,259             7,259            5,121           10,001
     Bond Emphasis Balanced Account                  -                  5,077             5,077            2,122            2,351
     Stock Emphasis Balanced Account                 -                 16,832            16,832            5,107           14,092
     Stock Index 500 Account                         -                 60,877            60,877           25,471           36,232
     U.S. Stock Account                              -                 40,152            40,152           19,046           23,553
     Medium Company Value Account                    -                  8,696             8,696           13,333           21,966
     Small Company Blend Account                     -                (43,349)          (43,349)          30,187           40,969
     Medium Company Blend Account                    -                 10,976            10,976           16,495           24,602
     International Stock Account                     -                 20,985            20,985           17,611           17,586
     Real Estate Account                             -                    437               437              593              708
Company Stock                                        -               (143,065)         (143,065)          48,655           40,546
Participant Notes                                   6,330                   -             6,330                -                -
                                             =============  ==================   ===============  ===============  ===============
                                             $     12,889   $           5,731    $       18,620   $      192,449   $      251,286
                                             =============  ==================   ===============  ===============  ===============

                                                                          Year ended December 31, 1998
                                          -------------------------------------------------------------------------------------
                                                     Additions
                                          ---------------------------------
                                                                                                        (Deductions)
                                            Contributions                    --------------------------------------------------
                                           ---------------      Total          Participant         Admin.         Interfund
                                               Total          additions          benefits         expenses        transfers
                                           ---------------  ---------------  -----------------  --------------  ---------------
Principal Investments:
     Guaranteed Interest Accounts          $       13,931   $       20,490   $        (47,686)  $        (137)  $       (9,150)
     Money Market Account                           2,458            7,518            (17,863)            (28)          27,805
     Government Securities Account                 10,999           26,793                  -             (53)          58,814
     Bond & Mortgage Account                       15,122           22,381            (11,495)            (46)          (6,208)
     Bond Emphasis Balanced Account                 4,473            9,550             (9,932)            (48)           1,445
     Stock Emphasis Balanced Account               19,199           36,031            (27,468)            (72)         (19,330)
     Stock Index 500 Account                       61,703          122,580            (11,969)           (108)         100,634
     U.S. Stock Account                            42,599           82,751            (18,027)            (82)         (14,013)
     Medium Company Value Account                  35,299           43,995            (16,222)           (105)         (12,125)
     Small Company Blend Account                   71,156           27,807            (22,423)           (112)         (95,350)
     Medium Company Blend Account                  41,097           52,073             (2,047)           (113)          (2,638)
     International Stock Account                   35,197           56,182            (27,043)           (111)          (2,115)
     Real Estate Account                            1,301            1,738               (477)             (5)           4,868
Company Stock                                      89,201          (53,864)           (30,909)              -          (21,121)
Participant Notes                                       -            6,330             (1,516)              -          (11,516)
                                           ===============  ===============  =================  ==============  ===============
                                           $      443,735   $      462,355   $       (245,077)  $      (1,020)  $         -
                                           ===============  ===============  =================  ==============  ===============

                                                                         Year ended December 31, 1998
                                          --------------------------------------------------------------------------------------
                                            (Deductions)
                                          ---------------                              Net assets at          Net assets at
                                               Total            Net Increase           beginning of               end of
                                            deductions           (decrease)                 year                  year
                                           --------------       ------------           --------------         --------------
Principal Investments:
     Guaranteed Interest Accounts          $     (56,973)       $  (57,483)              $  137,258            $  100,775
     Money Market Account                          9,914            17,432                  107,100               124,532
     Government Securities Account                58,761            85,554                  170,099               259,653
     Bond & Mortgage Account                     (17,749)            4,632                   96,881               101,513
     Bond Emphasis Balanced Account               (8,535)            1,015                   54,176                55,191
     Stock Emphasis Balanced Account             (46,870)          (10,839)                 152,622               141,783
     Stock Index 500 Account                      88,557           211,137                  154,307               365,444
     U.S. Stock Account                          (32,122)           50,629                  270,414               321,843
     Medium Company Value Account                (28,452)           15,543                  221,691               237,234
     Small Company Blend Account                (117,885)          (90,078)                 489,427               399,349
     Medium Company Blend Account                 (4,798)           47,275                  154,028               201,303
     International Stock Account                 (29,269)           26,913                  197,150               224,063
     Real Estate Account                           4,386             6,124                    3,635                 9,759
Company Stock                                    (52,030)         (105,894)                 490,751               384,857
Participant Notes                                (13,032)           (6,702)                  60,500                53,798
                                           ==============       ===========              ===========           ===========
                                           $    (246,097)       $  216,258               $2,760,039            $2,976,297
                                           ==============       ===========              ===========           ===========

                                                                           Year ended December 31, 1997
                                             --------------------------------------------------------------------------------------
                                                                                     Additions
                                             --------------------------------------------------------------------------------------
                                                             Investment income
                                             ---------------------------------------------------
                                                            Net appreciation
                                                             (depreciation)
                                                            in fair value of                                  Contributions
                                                               investments                        --------------------------------
                                               Interest         (Note 3)             Total           Employer       Participants
                                             -------------  ------------------   ---------------  ---------------  ---------------
Principal Investments:
     Guaranteed Interest Accounts            $      8,642   $               -    $        8,642   $        9,010   $       16,163
     Money Market Account                            -                  5,026             5,026             (132)           3,118
     Government Securities Account                   -                  8,265             8,265            2,756            9,024
     Bond & Mortgage Account                         -                  8,737             8,737            6,809           11,270
     Bond Emphasis Balanced Account                  -                  6,235             6,235            2,283            2,875
     Stock Emphasis Balanced Account                 -                 20,899            20,899            4,794           14,233
     Stock Index 500 Account                         -                 29,377            29,377           10,823           16,121
     U.S. Stock Account                              -                 55,133            55,133           17,085           21,937
     Medium Company Value Account                    -                 56,196            56,196           11,176           18,589
     Small Company Blend Account                     -                 84,569            84,569           28,427           37,653
     Medium Company Blend Account                    -                 29,454            29,454           11,230           18,013
     International Stock Account                     -                 23,400            23,400           15,955           16,559
     Real Estate Account                             -                    380               380              -               -
Company Stock                                        -                (46,508)          (46,508)          67,691           50,528
Participant Notes                                   6,892                 -               6,892              -               -
                                             =============  ==================   ===============  ===============  ===============
                                             $     15,534   $         281,163    $      296,697   $      187,907   $      236,083
                                             =============  ==================   ===============  ===============  ===============

                                                Year ended December 31, 1997
                                            --------------------------------------------------------------------------------------
                                                          Additions
                                            ----------------------------------
                                                                                                           (Deductions)
                                              Contributions                     ---------------------------------------------------
                                            -----------------      Total          Participant         Admin.         Interfund
                                                  Total          additions          benefits         expenses        transfers
                                              ---------------  ---------------  -----------------  --------------  ---------------
Principal Investments:
     Guaranteed Interest Accounts            $       25,173   $       33,815   $         (7,902)  $        (128)  $      (17,043)
     Money Market Account                             2,986            8,012             (1,093)            (25)           8,019
     Government Securities Account                   11,780           20,045             (6,444)            (37)         109,202
     Bond & Mortgage Account                         18,079           26,816             (1,138)            (50)          (9,103)
     Bond Emphasis Balanced Account                   5,158           11,393                -               (37)             789
     Stock Emphasis Balanced Account                 19,027           39,926             (1,566)            (56)          17,471
     Stock Index 500 Account                         26,944           56,321                -               (54)          20,671
     U.S. Stock Account                              39,022           94,155                -               (69)         (28,146)
     Medium Company Value Account                    29,765           85,961             (1,768)            (82)          (8,139)
     Small Company Blend Account                     66,080          150,649             (1,633)           (153)         (14,810)
     Medium Company Blend Account                    29,243           58,697                -               (81)          (8,486)
     International Stock Account                     32,514           55,914            (10,128)           (120)         (31,209)
     Real Estate Account                               -                 380                -                (4)            -
Company Stock                                       118,219           71,711             (1,025)              -          (76,231)
Participant Notes                                      -               6,892                -                 -          (12,985)
                                             ===============  ===============  =================  ==============  ===============
                                             $      423,990   $      720,687   $        (32,697)  $        (896)  $         -
                                             ===============  ===============  =================  ==============  ===============

                                                                          Year ended December 31, 1998
                                             ---------------------------------------------------------------------------------------
                                               (Deductions)
                                             ---------------                           Net assets at         Net assets at
                                                  Total             Net increase        beginning of            end of
                                               deductions            (decrease)            year                  year
                                              --------------       -------------       -------------         --------------
Principal Investments:
     Guaranteed Interest Accounts             $     (25,073)        $   8,742           $  128,516            $  137,258
     Money Market Account                             6,901            14,913               92,187               107,100
     Government Securities Account                  102,721           122,766               47,333               170,099
     Bond & Mortgage Account                        (10,291)           16,525               80,356                96,881
     Bond Emphasis Balanced Account                     752            12,145               42,031                54,176
     Stock Emphasis Balanced Account                 15,849            55,775               96,847               152,622
     Stock Index 500 Account                         20,617            76,938               77,369               154,307
     U.S. Stock Account                             (28,215)           65,940              204,474               270,414
     Medium Company Value Account                    (9,989)           75,972              145,719               221,691
     Small Company Blend Account                    (16,596)          134,053              355,374               489,427
     Medium Company Blend Account                    (8,567)           50,130              103,989               154,028
     International Stock Account                    (41,457)           14,457              182,693               197,150
     Real Estate Account                                 (3)              377                3,258                 3,635
Company Stock                                       (27,256)           44,455              446,296               490,751
Participant Notes                                   (12,985)           (6,093)              66,593                60,500
                                              ==============        ==========          ===========           ==========
                                              $     (33,592         $ 687,095           $2,077,944            $2,760,039
                                              ==============        ==========          ===========           ==========

                            The accompanying notes are an integral part of these financial statements.
                                                                 3

             PETROCORP INCORPORATED 401(K) RETIREMENT SAVINGS PLAN
                        Notes to Financial Statements
                                  (unaudited)




NOTE 1 - DESCRIPTION OF PLAN:

The following description of the PetroCorp Incorporated 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.


General

The Plan is a defined contribution 401(k) retirement savings plan, adopted January 1, 1993. Employees of PetroCorp Incorporated (the Company) become eligible to participate in the Plan after six months of service with the Company. The entry date for each employee is the first day of the month following the sixth month of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

All Plan contributions are invested in separate pooled accounts under an annuity contract with Principal Mutual Life Insurance Company (Principal) or in common stock of the Company.


Contributions

Participants may contribute to the Plan subject to certain Internal Revenue Code limitations. The Company may match up to 100 percent of each participant's contributions not to exceed six (6) percent of each participant's annual compensation. Additionally, the Company may make discretionary contributions on behalf of the participants. In any event, total contributions by the participant and the Company may not exceed 20 percent of the participant's annual compensation. During 1998 and 1997, each participant could contribute up to 14 percent of his annual compensation with the Company matching up to six (6) percent, except in certain cases subject to Internal Revenue Code limitations.

The Plan also allows participants to "rollover" contributions that have been made to other qualified plans.


Participant accounts

Each participant's account is credited with the participant's contributions, the Company's contributions and a pro rata share of the earnings of each fund in which the participant has invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.


Vesting

Participants are fully vested at all times in their individual contributions and "rollover" contributions plus actual earnings thereon.

Vesting in employer contributions and related earnings is based on the participant's employment commencement date and years of continuous service. Participant's whose employment commencement date occurred before

January 1, 1994 are 100% vested. Participant's whose employment commencement date occurred on or after January 1, 1994 are vested as follows:


          Vesting Service                             Vesting
           (whole years)                            Percentage
           -------------                            ----------
         Less than 1 year                                0%
         1 year                                         25%
         2 years                                        50%
         3 years                                        75%
         4 or more years                               100%

In addition, participants also become fully vested in their employer contributions and related earnings upon retirement, at or after age 65, or upon death or total disability of the participant.


Investment options

Effective January 1, 1994, upon enrollment in the Plan, a participant may direct contributions in any of fourteen investment options as follows:

     Guaranteed Interest Account - Funds are invested in a guaranteed investment contract (GIC) with Principal.

     U.S. Stock Account - This is a separate pooled account with Principal in which the funds are invested in various stocks of U.S. companies with the intent to earn higher long-term rates of return.

     Money Market Account - This is a separate pooled account with Principal in which the funds are invested in high quality commercial paper with average maturities kept under 30 days to ensure current money market rates.

     Real Estate Account - This is a separate pooled account with Principal in which the funds are invested in equity investments in modern, developed, income-producing warehouses, office buildings and retail centers in major U.S. metropolitan areas. Earnings consist of property value changes and net rental income.

     Bond & Mortgage Account - This is a separate pooled account with Principal in which the funds are invested in investment grade private placement bonds, commercial mortgages, public corporate bonds and mortgage-backed securities, all generally mature within five to 10 years.

     International Stock Account - This is a separate pooled account with Principal in which the funds are invested in stocks of non-U.S. companies located primarily in Europe and Southeast Asia.

     Government Securities Account - This is a separate pooled account with Principal in which the funds are invested primarily in very high quality government mortgage-backed securities.

     Stock Index 500 Account - This is a separate pooled account with Principal in which the funds are invested in the same stocks and in the same proportions as those stocks included in the Standard & Poor's 500 Stock Index.

     Medium Company Value Account - This is a separate pooled account with Principal in which the funds are invested in primarily income-producing common stocks that are under-valued in the marketplace according to traditional measures of value.

     Small Company Blend Account - This is a separate pooled account with Principal in which funds are invested in stocks of smaller, fast-growing companies.

     Medium Company Blend Account - This is a separate pooled account with Principal in which funds are invested in stocks of large, established companies whose earnings are expected to grow faster than the average company.

     Bond Emphasis Balanced Account - This is a separate pooled account with Principal in which funds are invested in many asset classes, but emphasizes fixed income. This account invests 50 to 100 percent of the funds in Principal fixed-income separate pooled accounts, with the remainder in Principal equity separate pooled accounts.

     Stock Emphasis Balanced Account - This is a separate pooled account with Principal in which funds are invested in many asset classes, but emphasizes equities. This account invests 50 to 100 percent of the funds in Principal equity separate pooled accounts, with the remainder in Principal fixed-income separate pooled accounts.

     Company Stock - Funds are invested in the common stock of the Company.


Payment of benefits

Distribution of the participant's entire account balance becomes due and payable upon retirement, at or after age 65, or upon death or total disability of the participant. Such account balances may be distributed either in a lump-sum distribution or in installments, as described in the Plan agreement. Upon termination of employment, a participant may elect to receive a lump-sum distribution equal to the vested balance of the participant's account or continue to participate in the Plan investments. If the vested balance is less than $3,500, payment is made as soon as administratively practicable after termination. Additionally, participants may make hardship withdrawals from their individual contribution accounts at specified times during the Plan year, subject to certain restrictions.


Participants' notes receivable

Under the terms of the Plan, with certain restrictions, participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lessor of $50,000 or 50 percent of their vested account balances. A loan is secured by the vested balance in the participant's account and bears interest at the prime interest rate plus two (2) percent. During 1998, the interest rate for new borrowings was 10.50 percent. During 1997, the interest rates ranged from 10.25 percent to
10.50 percent.


NOTE 2 - SUMMARY OF ACCOUNTING POLICIES:

Under the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA, the Plan files Form 5500-C/R which is required for employee benefit plans with fewer than 100 participants. Employee benefit plans with 100 or more participants are required to file Form 5500. Those plans filing Form 5500 are required to prepare audited financial statements as well as all applicable schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA. Such requirements are not mandated for those plans filing Form 5500-C/R. Accordingly, the attached financial statements are unaudited and the above mentioned schedules are not presented.


Method of accounting

The Plan's financial statements are prepared on the accrual basis of accounting.


Investments

Plan investments, other than the GIC's, are stated at fair value. The Company stock is valued at its quoted market price. Separate pooled accounts are valued at net asset value representing the value at which units of the account may be purchased or redeemed.

The Plan's GIC's are valued at contract value. Contract value represents contributions made under the contract plus interest at the guaranteed rate.


Contributions

Participant contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Matching Company contributions are recorded in the same period.


NOTE 3 - INVESTMENTS:

Individual investments representing five (5) percent or more of the Plan's net assets are as follows:


                                                                              December 31,
                                                                     -----------------------------
                                                                       1998                 1997
                                                                     -------              --------
Investments at fair value as determined by quoted
 market price:

   Pooled separate accounts:
      Principal:
         Government Securities Account                              $  255,653           $170,099
         Stock Emphasis Balanced Account                                   - *            152,622
         Stock Index 500 Account                                       365,444            154,307
         U.S. Stock Account                                            321,043            270,414
         Medium Company Value Account                                  237,234            221,691
         Small Company Blend Account                                   399,349            489,427
         Medium Company Blend Account                                  201,303            154,028
         International Stock Account                                   224,063            197,150

   Company Stock:
      PetroCorp Incorporated Common Shares                          $  384,857           $490,751

Investments at contract value:

   Guaranteed Investment Contracts with Principal                          - *                - *

* less than five (5) percent

The net realized and unrealized appreciation (depreciation) in fair value of investments included in the statements of changes in net assets available for Plan benefits were $5,731 and $281,163 for the years ended December 31, 1998 and 1997, respectively, and consisted of the following:

                                                                                               Year ended
                                                                                               December 31,
                                                                                      ----------------------------
                                                                                       1998                  1997
                                                                                      ------                ------
Net appreciation (depreciation) in investments at fair value as determined by quoted market price:

   Pooled separate accounts:
      Principal:
         U.S. Stock Account                                                        $   40,152               $ 55,133
         Money Market Account                                                           5,060                  5,026
         Real Estate Account                                                              437                    380
         Bond & Mortgage Account                                                        7,259                  8,737
         International Stock Account                                                   20,985                 23,400
         Government Securities Account                                                 15,794                  8,265
         Stock Index 500 Account                                                       60,877                 29,377
         Medium Company Value Account                                                   8,696                 56,196
         Small Company Blend Account                                                  (43,349)                84,569
         Medium Company Blend Account                                                  10,976                 29,454
         Bond Emphasis Balanced Account                                                 5,077                  6,235
         Stock Emphasis Balanced Account                                               16,832                 20,899

   Company Stock                                                                     (143,065)               (46,508)
                                                                                   ----------               --------

                                                                                   $    5,731               $281,163
                                                                                   ==========               ========


NOTE 4 - GUARANTEED INVESTMENT CONTRACTS:

The Plan entered into five-year GIC's with Principal in each of the last five years. The GIC's provide for guaranteed returns ranging from 6.10% to 7.30% on contributions invested over the five-year terms of the contracts. The GIC's are included in the financial statements at contract value as reported to the Plan by Principal.


NOTE 5 - PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.


NOTE 6 - INCOME TAX STATUS OF PLAN:

The Company had requested the Internal Revenue Service to determine and inform the Company that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. On December 14, 1995, the Internal Revenue Service notified the Company that they had made a favorable determination on the Plan.

                                 SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                              PETROCORP INCORPORATED 401(k) RETIREMENT

                              SAVINGS PLAN



Date: June 18, 1999           /s/ CRAIG K. TOWNSEND
-----------------------       --------------------------------------------------
                              Craig K. Townsend
                              Vice President - Finance of PetroCorp Incorporated
                              and Trustee